

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2019

David L. Lucchino
Chief Executive Officer
Frequency Therapeutics, Inc.
19 Presidential Way, 2nd Floor
Woburn, MA 01801

Re: Frequency Therapeutics, Inc.
Draft Registration Statement on Form S-1
Exhibit Nos. 10.10, 10.11 and 10.12
Submitted August 22, 2019
File No. 377-02740

Dear Mr. Lucchino:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance